Exhibit 99.1
EYAK TECHNOLOGY, LLC
A SUBSIDIARY OF EYAK CORPORATION
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Balance Sheet	2 - 3

Statement of Income	4

Statement of Members’ Equity	5

Statement of Cash Flows	6-7

Notes to Financial Statements	8 - 18

Report of Independent Registered Public Accounting Firm
Board of Directors
Eyak Technology, LLC
Dulles, Virginia
We have audited the accompanying Consolidated Balance Sheet of Eyak Technology, LLC and Subsidiary as of December 31, 2007, and the related Consolidated Statements of Income, Members’ Equity, and Cash Flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eyak Technology, LLC and Subsidiary as of December 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Aronson & Company
Rockville, Maryland
March 10, 2008

Eyak Technology, LLC and Subsidiary
Consolidated Balance Sheet

December 31, 2007
Assets
Current assets
Cash and cash equivalents	$387,707
Accounts receivable	69,683,093
Inventory	2,863,627
Deferred contract costs	13,577,256
Prepaid expenses and other current assets	2,839,129

Total current assets	89,350,812

Property and equipment, net	232,185

Other assets
Loans receivable — related parties	142,991
Intangible assets	627,340
Long term receivables	1,456,428
Deposits	173,359

Total other assets	2,400,118

Total assets	$91,983,115

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Balance Sheet

Liabilities and Members’ Equity
Current liabilities
Borrowings under credit facilities	$25,476,781
Accounts payable and accrued expenses	24,066,347
Accounts payable — related party	12,855,118
Financed lease debt	1,515,996
Accrued salaries and related liabilities	1,581,674
Deferred revenue	16,350,133

Total current liabilities	81,846,049

Long term liabilities
Long term financed lease debt	1,456,428
Deferred rent	127,332

Total liabilities	83,429,809

Commitments and contingencies

Members’ equity	8,553,306

Total liabilities and members’ equity	$91,983,115

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statement of Income

Year Ended December 31, 2007

Product revenue	$128,950,838
Services revenue	99,634,078

Total revenue	228,584,916

Product direct costs ($68,973,976 in related party transactions; see footnote 11)	121,247,302
Services direct costs	86,969,652

Total direct costs	208,216,954

Product gross margin	7,703,536
Services gross margin	12,664,426

Total gross margin on revenue	20,367,962

Selling, general and administrative costs	12,278,686

Income from operations	8,089,276

Other income (expense)
Interest income	153,942
Interest expense	(360,837)

Total	(206,895)

Income before minority interest	7,882,381

Minority interest	877,843

Net income	$7,004,538

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statement of Members’ Equity

Year Ended December 31, 2007

Balance, December 31, 2006	$3,809,043
Distributions	(2,260,275)
Net income	7,004,538

Balance, December 31, 2007	$8,553,306

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities
Net income	$7,004,538
Adjustments to reconcile net income to net cash used by operating activities
Depreciation	135,769
Amortization	33,018
Bad debt expense	64,605
Minority interest	877,843
Distribution of profits to minority interest	(877,843)
(Increase) decrease in
Accounts receivable	(48,044,252)
Inventory	(2,008,180)
Deferred contract costs	8,204,574
Prepaid expenses and other current assets	(1,284,632)
Deposits	(103,777)
Increase (decrease) in
Accounts payable and accrued expenses	7,632,879
Accounts payable — related party	6,828,980
Accrued salaries and related liabilities	652,635
Deferred revenue	(5,857,585)
Deferred rent	13,159

Net cash used by operating activities	(26,728,269)

Cash flows from investing activities
Purchases of property and equipment	(160,395)
Purchase of minority interest of subsidiary from related party	(660,358)
Repayments from related party	2,566

Net cash used by investing activities	(818,187)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statement of Cash Flows (Continued)

Year Ended December 31, 2007

Cash flows from financing activities
Proceeds from credit facilities, net	19,662,502
Proceeds from financed lease debt	6,625,066
Distributions	(2,260,275)

Net cash provided by financing activities	24,027,293

Net change in cash and cash equivalents	(3,519,163)

Cash and cash equivalents at beginning of year	3,906,870

Cash and cash equivalents at end of year	$387,707

Supplemental cash flow information
Interest paid	$256,046

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

1.	Organization and significant accounting policies
Organization: Eyak Technology, LLC (the “Company” and “Eyaktek”), a subsidiary of The Eyak Corporation, was incorporated on January 2, 2002, under the laws of the State of Delaware. The Company provides communication solutions, information technology solutions, health care services, and architecture and engineering services to government and civilian federal agencies.
The Company is an Alaskan Native owned 8(a) certified contractor under a program administered by the U.S. Small Business Administration (SBA) and will graduate from the 8(a) program in May 2011. GTSI Corporation (GTSI) is a 37% member in the Company.
EG Solutions, LLC (EGS) was formed on January 24, 2006 under the laws of the State of Delaware and provides hardware and software sales and maintenance to the federal government and federal government contractors. GTSI Corporation was a 49% member in EGS. On September 30, 2007 the Company purchased GTSI’s membership interest in the joint venture for $660,358. This acquisition of the noncontrolling interest in EGS was accounted for under the purchase method. The excess of the purchase price over the net book value of the assets acquired resulted in intangible assets of $660,358 (See Note 6). Under the terms of the purchase agreement, the Company signed a subcontract agreement with GTSI to continue providing services under the First Source Contract for which the joint venture was formed. At September 30, 2007, EGS was a wholly owned subsidiary of Eyaktek.
Principles of consolidation: The accompanying consolidated balance sheet includes the accounts of Eyak Technology, LLC and its subsidiary, EG Solutions, LLC (collectively, the Company). The consolidated statements of income, members’ equity, and cash flows include the accounts of Eyak Technology, LLC and its interest in EG Solutions, LLC. All contract activity in the subsidiary is presented at full value with the minority interest in the subsidiary presented on the accompanying Consolidated Balance Sheet and Statement of Income. All significant intercompany balances and transactions have been eliminated in consolidation.
Revenue: The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. The Company recognizes revenue from product sales when title passes to the customer, typically upon delivery. When a customer order contains multiple items such as hardware, software and services which are delivered at varying times, the Company determines whether the delivered items can be considered separate units of accounting as prescribed under Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 states that delivered items should be considered separate units of accounting if delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items, and if delivery of undelivered items is probable and substantially in Eyak Tek’s control.
Generally, the Company is able to establish fair value for all elements of the arrangement. In these instances, revenue is recognized on each element separately. However, if fair value cannot be established or if the delivered items do not have standalone value to the customer without additional services being provided, the Company recognizes revenue on the contract as a single unit of accounting.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

In most cases, revenue from hardware and software product sales is recognized when title passes to the customer. Based upon the Company’s standard shipping terms, FOB destination, title passes upon delivery of the products to the customer. However, occasionally Eyak Tek’s customers will request bill-and-hold transactions in situations where the customer does not have space available to receive products or is not able to immediately take possession of products for other reasons, in which case Eyak Tek will store the purchased equipment in its distribution center. Under Staff Accounting Bulletin 104, the Company only recognizes revenue for bill-and-hold transactions when the goods are complete and ready for shipment, title and risk of loss have passed to the customer, management receives a written request from the customer for bill-and-hold treatment, and the ordered goods are physically segregated in Eyak Tek’s warehouse from other inventory and cannot be used to fulfill other customer orders.
In accordance with EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, the Company records freight billed to customers as sales and the related shipping costs as cost of sales.
The Company leases products under lease arrangements. The Company accounts for its leases according to the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 13, Accounting for Leases, (“FAS 13”). The Company may transfer the rights to future payments and the related equipment to a financing company, and, accounts for the transfer in accordance with FAS No. 140, Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement 125 (“FAS 140”). The transfer in 2007 did not meet the criteria for a sale under FAS 140 and is accounted for as a secured borrowing with a pledge of collateral. As a result, the Company has recorded receivables and secured borrowings, within accounts receivable and long-term receivables, and as financed lease debt on the balance sheet.
Revenue from fixed-price type service contracts is recognized under the proportional performance method of accounting, with costs and estimated profits included in contract revenue as work is performed. If actual and estimated costs to complete a contract indicate a loss, a provision is made currently for the loss anticipated on the contract. Revenue from time and materials contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing amounts. Occasionally the Company hires third party contractors to carry out our service obligations. In this circumstance, revenue is recognized over the performance period.
Revenue recognized on contracts for which billings have not been presented to customers at year end is included in the accounts receivable classification on the accompanying balance sheet.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

Payments received in advance of the performance of services are included in the accompanying balance sheet as deferred revenue.
Cash and cash equivalents: For purposes of financial statement presentation, the Company considers all highly liquid debt instruments with initial maturities of ninety days or less to be cash equivalents. The Company maintains cash balances which may exceed federally insured limits. Management does not believe that this results in any significant credit risk.
Accounts receivable: The Company provides for an allowance for doubtful accounts based on management’s best estimate of possible losses determined principally on the basis of historical experience and specific allowances for known troubled accounts, if needed. All accounts, or portions thereof that are deemed to be uncollectible or that require an excessive collection cost are written off to the allowance for doubtful accounts. At December 31, 2007 management recorded an allowance of $243,465 for estimated doubtful accounts.
Marketing assistance fees: The Company has entered into agreements that provide for the payment of marketing assistance funds from certain vendors based on the amount of products sold. These fees are considered to be a reduction of direct costs.
Deferred contract costs: Deferred contract costs consist primarily of amounts paid to third party vendors in support of annual or periodic service agreements directly related to amounts included in deferred revenue at the period end. These annual or periodic service agreements relate to contracts to provide satellite bandwidth; computer and networking hardware maintenance; software support and upgrade rights; and other service agreements. Deferred contract costs are charged to direct costs in the period in which the service is rendered to the customer.
Prepaid expenses: Direct cost payments made to vendors in advance of shipments of products are charged to prepaid expenses in the accompanying balance sheet. Payments made to vendors in advance of performance of services for indirect costs are charged to prepaid expenses in the accompanying balance sheet. Prepaid expenses are charged to direct and indirect costs in the period in which the service or product is rendered to the Company.
Inventory: Inventory consists primarily of computer equipment and is stated at the lower of cost or market using the specific identification method. The majority of the Company’s inventory at any time is made up of in-transit inventory. These products that have been drop shipped by a vendor but not received by the end user prior to period end.
Property and equipment: Property and equipment are recorded at the original cost and are being depreciated on a straight-line basis over estimated lives of three to seven years. Leasehold improvements are amortized over the life of the asset or the remaining period of the lease, whichever is shorter.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

Intangible assets: Intangible and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the relevant assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their asset’s carrying amount, an impairment loss is recognized equal to the difference between the asset’s fair value and its carrying value.
Deferred rent: The Company recognizes the minimum non-contingent rents required under operating leases as rent expense on a straight-line basis over the life of the lease, with differences between amounts recognized as expense and the amounts actually paid recorded as deferred rent on the accompanying balance sheet.
Income taxes: The Company is taxed as a partnership, and therefore, does not pay Federal and state corporate income taxes since the tax attributes of the Company are reported on the members’ income tax returns. Consequently, no provision for income taxes has been provided in the accompanying financial statements.
Use of accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
New Accounting Pronouncements: In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3, Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-Producing Transactions (“EITF 06-3”). The consensus allows an entity to choose between two acceptable alternatives based on their accounting policies for transactions in which the entity collects taxes on behalf of a governmental authority, such as sales taxes. Under the gross method, taxes collected are accounted for as a component of revenue with an offsetting expense. Conversely, the net method excludes such taxes from revenue. Companies are required to disclose the method selected pursuant to APB Opinion No. 22, Disclosure of Accounting Policies. If such taxes are reported gross and are significant, companies are required to disclose the amount of those taxes. The guidance should be applied to financial reports through retrospective application for all periods presented, if amounts are significant, for interim and annual reporting periods beginning after December 15, 2006. The Company records revenue net of such taxes.
In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurement, (“FAS 157”), which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 is effective for interim periods beginning after November 15, 2007 and is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). This statement gives entities the option to report most financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement, which is effective for fiscal years beginning after November 15, 2007, is not expected to have a material impact on the Company’s consolidated financial position or results of operations.
In June 2006 the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. This statement is effective for the Company on January 1, 2008 and is not expected to have a material impact on the Company.
In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“FAS 160”). FAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. Moreover, FAS 160 includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This statement will be applied by the Company beginning January 1, 2009, and earlier adoption is prohibited.

2.	Accounts receivable
Accounts receivable at December 31, 2007, consist primarily of amounts collectible from US federal government agencies and prime contractors to the government. The components of accounts receivable are:

Billed receivables	$68,140,712
Lease receivable, current	1,515,996
Unbilled receivables	269,850

Total	69,926,558
Less: Allowance for doubtful accounts	(243,465)

Total	$69,683,093

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

Of the total receivables outstanding as of December 31, 2007 approximately 71% was outstanding with civilian agencies and approximately 28% with Department of Defense. Of the receivables due from civilian agencies at December 31, 2007, 66% was due from one agency. At December 31, 2007 accounts receivables totaling $16,670,689 were assigned as collateral pursuant to the Company’s credit facilities (Note 8).

3.	Transferred receivables and financed lease debt
During the year ended December 31, 2007, rights under a leasing arrangement were transferred to a third party financing company. This amount is included in cash flows from financing activities in the consolidated statement of cash flows. Though the Company received cash for the transfer of these rights, the transfer did not meet the criteria for a sale under FAS 140. As a result, receivables are reflected on the Company’s balance sheet. As payments on these receivables are made by customers directly to the third party financing companies, the related reduction of these receivables and financed lease debt will be a non-cash transaction and will be excluded from the statement of cash flows.
The financed lease debt has an interest rate of 4.09%. The Company recognized $46,304 of income associated with the lease for the year ended December 31, 2007.
Future minimum maturities of the financed lease debt as of December 31, 2007, are as follows:

Year
2008	$1,515,996
2009	1,456,428

Total	$2,972,424

4.	Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of the following at December 31, 2007:

Prepaid direct contract costs	$2,449,105
Prepaid indirect costs	144,674
Other current assets	245,350

Total	$2,839,129

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

5.	Property and equipment
Property and equipment consist of the following at December 31, 2007:

Furniture, fixtures and equipment	$487,272
Software	85,324
Leasehold improvements	30,528

Total	603,124
Less: Accumulated depreciation	(370,939)

Net	$232,185

6.	Intangible assets
Intangible assets resulted from the purchase of the minority interest in EG Solutions, LLC from GTSI Corporation. Intangible assets consisted of the following at December 31, 2007:

			Weighted
		Accumulated	Average
	Costs	Amortization	Life

Contract rights	$557,330	$(27,867)	5
Contract backlog	103,028	(5,151)	1

Total	$660,358	$(33,018)

The intangible assets have no residual value at the end of their useful life. Amortization expense for the year ended December 31, 2007 was $33,018. Estimated amortization expense for the next five years as of December 31, 2007 is as follows:

Year Ending
December 31	Amount

2008	$161,252
2009	146,354
2010	143,741
2011	123,765
2012	52,228

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

7.	Accounts payable and accrued expenses
Accounts payable and accrued expenses consist of the following at December 31, 2007:

Trade payables	$22,057,200
Other accrued expenses	2,009,147

Total	$24,066,347

8.	Credit facilities
In January 2007 the Company entered into a financing arrangement with GE Commercial Distribution Finance Corporation (CDF). The arrangement consists of two separate agreements: a Business Financing Agreement (BFA) and an Inventory Financing Agreement (IFA). Under the terms of the agreements, the Company may borrow, between the two facilities, up to a total of $6,000,000 between January 1 and August 31, and $10,000,000 between September 1 and December 31. Amounts are advanced at the discretion of GE. The arrangements are secured by the assets of the Company and are guaranteed by The Eyak Corporation, a 51% owner of the Company and are due on demand.
The IFA is to be used to purchase inventory from approved vendors. Interest on the IFA portion of the facility varies depending on the terms that GE has with the specific vendor. The Company can obtain advances under the BFA up to the lesser of 85% of eligible receivables, or, the maximum amount of the facility. Interest on the BFA portion of the facility is payable monthly at the London InterBank Offered Rate (LIBOR) plus 2.5%. The weighted average interest rate on outstanding advances at December 31, 2007 was 7.13%.
The financing arrangements contain certain financial covenants that require the Company to retain at least 50% of its net income on a quarterly basis and to maintain a ratio of funded debt to EBITDA of not more than 4.5:1 as of September 30 and December 31, and 3.5:1 as of March 31, and June 30.
At December 31, 2007 the GE CDF extended the Company a temporary over-line increasing the line to $18,000,000 from December 31, 2007 to February 29, 2008. There was no additional cost to the Company associated with the temporary over-line.
During 2006, the Company entered into a “Short Term Accounts Receivable Program” (STAR Agreement) with a finance company. Under the terms of the agreement, the Company may obtain advances on approved customer purchase orders. Interest charges accrue at LIBOR plus 3.50% per annum once the advance has been outstanding for 45 days. No interest accrues for advances outstanding less than 45 days. The Company includes amounts advanced as borrowings under the credit facility in the accompanying Consolidated Balance Sheet. Advances under the agreement are secured by specific accounts receivable of the Company and are due on demand.

At December 31, 2007 $16,670,689 of accounts receivable have been assigned as collateral pursuant to the credit facilities.
As of December 31, 2007 borrowings under the credit facilities was comprised of:

Borrowings under BFA	$12,009,879
Borrowings under BFA	1,024,496
Borrowings under STAR agreement	12,442,406

Total borrowings under credit facilities	$25,476,781

9.	Retirement plan
The Company sponsors a 401(k) tax deferred retirement plan under the Internal Revenue Code to provide retirement benefits for all eligible employees. Participating employees may voluntarily contribute up to limits provided by Internal Revenue Service regulations. Beginning January 1, 2007 the Board of Directors approved an employer match to the 401(k) plan. The Company recorded $111,541 in matching contributions for the year ended December 31, 2007.

10.	Operating leases
The Company is obligated, as lessee, under non-cancelable operating leases for office space in Alaska, Pennsylvania, Virginia and Seoul, South Korea. The minimum payments required under the leases are expensed on a pro rata basis over the term of the leases. The difference between the amounts expensed and the required lease payments is reflected as deferred rent in the accompanying balance sheet.
The following is a schedule by years of future minimum rental payments required under the operating leases that have an initial or remaining non-cancelable lease term in excess of one year as of December 31, 2007:

Year Ending
December 31	Total

2008	$627,691
2009	649,887
2010	48,186

Total	$1,325,764

Total rent expense for the year ended December 31, 2007 was $684,916. Due to the growth of the organization, the Company entered into a new office lease during 2007 moving its headquarters to Dulles, Virginia. As of December 31, 2007, there are nineteen months remaining on the lease for the old headquarters office space. The Company is currently trying to sub-lease that space. Included in rent expense at December 31, 2007 is $149,840 representing the Company’s remaining lease obligation, net of expected sublease recoveries and the write off of leasehold improvements. This charge is included in selling, general and administrative costs in the accompanying consolidated statement of income. Cash payments since the cease-use date were $138,573 and the remaining liability at December 31, 2007 was $139,129.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

11.	Related party transactions
The Company has an unsecured loan to The Eyak Corporation, a 51% member in the Company. Interest is due annually at 3.75% and there are no stated repayment terms. The balance at December 31, 2007 is $9,352. During 2007, The Eyak Corporation made payments on the loan of $3,629.
During the year ended December 31, 2006, the Company provided assistance to a wholly-owned subsidiary of The Eyak Corporation, Eyak Environmental Sciences, LLC (EES), in the form of managerial governance and project management. In the course of this assistance, the Company paid on behalf of EES operating expenses in the amount of $268,411, which is to be fully reimbursable to the Company by The Eyak Corporation. Additional advances made by the Company during 2007 related to EES were $1,063. The receivable balance at December 31, 2007 is $133,639.
The Company executed a mentor-protege agreement with GTSI Corporation, a 37% member in the Company. As part of the mentor-protégé relationship, the Company purchases products offered for resale directly from GTSI. During the year ended December 31, 2007, the Company had $68,973,976 of related party transactions with GTSI, of which $32.4 million was purchased directly from GTSI. Sales commissions are allocated between the Company and GTSI based on 7.5% and 15%, respectively, of gross profit margin from transactions when the Company resells GTSI’s products. The adjusted gross profit margin for these transactions is then split between the Company and GTSI.
At December 31, 2007, the Company has outstanding accounts payable to GTSI of $12,855,118, for purchases of GTSI’s products.
During the year ended December 31, 2007, the Company recorded $36,000 of expenses to the Andrews Group, Inc., a Company owned by a member of the Company’s board of directors, for subcontractor services.
The Company leases office space from the Andrews Group in Anchorage, Alaska with an annual term that expires in 2010. Payments are due monthly in the amount of $1,200. During the year ended December 31, 2007, rent expense under this lease was $9,600. During 2007, The Andrews Group sold the property being rented by the Company and the Company was released from their lease.
The Company entered into a new lease for office space in Anchorage, Alaska with Plaza 201 Properties, LLC. Plaza 201 Properties, LLC is owned by a one of the partners in Global Technology Group, a twelve percent owner in the Company. Rent expense paid to Plaza 201 Properties, LLC during 2007 was $4,193.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

During 2003, the Company formed a joint venture with GTSI called EG Solutions, LLC (EGS). Under the operating agreement of EGS, the Company owned fifty-one percent and GTSI owned forty-nine percent. During 2007, EGS was awarded its first major contract. Shipments under the contract started in April of 2007. Due to operational challenges, the two entities decided to change their relationship from a joint venture to a more market driven prime - subcontractor relationship. Thus, EGS distributed to GTSI their forty-nine percent share of earnings through September 30, 2007 activity and purchased GTSI’s forty-nine percent of EGS. Distributions made during 2007 to GTSI related to EGS were $877,843. The Company paid GTSI $660,358 for the forty-nine percent ownership and EGS is now a wholly-owned subsidiary of the Company.

12.	Commitments and contingencies
The Company derives a substantial portion of its revenue under contracts with the Federal government. These revenues are subject to adjustment upon audit. Management does not expect such adjustments, if any, to have a material effect on the Company’s financial position or results of operations.
The Company is occasionally involved in various lawsuits, claims, and administrative proceedings arising in the normal course of business. The Company believes that any liability or its loss associated with such matters, individually or in aggregate will not have a material adverse effect on the Company’s financial condition or its results of operations.